[Main Street Restaurant Group, Inc. Letterhead]
May 19, 2006
Via Fax and DHL Express
Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Jeff Jaramillo
100 F Street, NE
Washington, D.C. 20549-0402

RE:	Comment letter dated May 10, 2006
Main Street Restaurant Group, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 26, 2005
Commission File No. 000-18668
Dear Mr. Jaramillo:
We have received and reviewed the comment letter dated May 10, 2006 covering your review of our Form 10-K for the year ended December 26, 2005.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Furthermore, we take these responsibilities seriously and have great pride in our communications with our investors and public constituencies. We believe we go beyond what is legally required and what the “rules” might require, in the spirit of providing information we believe accurately reflects the state and condition of our business. For example, we hold publicly accessible quarterly earnings calls and re-broadcast those calls on our internet website. We provide information in our conference calls about our business, its risks and challenges and our business plans for the intermediate future. We allow for the public to ask pertinent questions to further their understanding of our business and reactions to changing events. As a result of this perspective, we may have in our Form 10-K, included additional items or modified the required information of various rules and items, which in our opinion would enhance an understanding of and highlight other information trends in our financial condition and results of operations.
We have appended a summary of the staff’s specific comments below. Not all of the verbiage of the staff’s comments has been duplicated below. Our response and proposed action is included below each comment in italics to aid in your review of our response.
Item 6 — Selected Consolidated Financial Data, page 33.
1.	In your annual and quarterly consolidated financial data, we note you disclose “cost of sales”, a caption not required by Item 301 (Instruction 2) and Item 302(a)(1) of Regulation S-K. Although quarterly data generally requires amounts of gross profit (defined as net sales less costs & expenses associated directly with or allocated to products sold or services rendered), we believe this measure is neither applicable nor appropriate to registrants in the restaurant industry.

Registrant’s response –Cost of Sales as used by the Company reflects the cost of food and beverage stuffs used in the preparation of our dishes served to our customers. We believe the changing nature of the cost of food commodities is an important component to consider in year over year comparisons, and even more so on a quarter to quarter basis. Cost of sales data were included in the selected financial data table because we believe this information is useful in understanding important trends in our business.

Based on your circumstances, it appears that reporting “Total Restaurant Operating Expenses (in lieu of “cost of sales”) and “Operating Income (Loss)” for both the annual and quarterly periods would be more relevant and meaningful measures of disclosure consistent with the reporting in your consolidated statement of operations. Please revise accordingly.

Registrant’s response –While we have a somewhat different view of what is relevant in this situation, we will make the suggested changes to further improve the overall clarity. Please see the amended Item 6, which is Exhibit One attached hereto. We propose to file such amendment within 10 days from the date of this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Brand Economics, Page 37
Outlook 2006, page 38
Note 2. Significant Accounting Policies and Procedures-Segment Reporting, page F-13
2.	Reference is made to segment information in note 2 of the consolidated financial statements whereby you disclose Restaurant Level Operating Profit (Loss) for each of your reporting segments and the aggregation of these amounts differ from the amount of “Operating Income (Loss)” on your consolidated statement of operations. .... In addition, the guidance in paragraph 32(b) of SFAS 131 requires a reconciliation of the total of all reportable measures of profit or loss to the enterprise’s consolidated net income (loss) before income taxes. Please revise your disclosures accordingly.

Registrant’s response –We do not believe that investors in our company would view as useful, the reporting of information at the restaurant level on the same basis with Operating Income as on the face of our statement of operations, and we have previously described that, in our view the formal applicability of SFAS 131 to our situation does not apply. However, we have provided more meaningful “segment” information to our readers in our footnotes about the specific performance at our two key restaurant brands so that readers have a better understanding of the results of our various brands given their different stages of development and marketing efforts. Unfortunately, this information does not tie up to our financials because of prior SEC suggested changes to remove the caption of “Restaurant level operating profit.”

The key measures for assessing the performance of our restaurants used by management in assessing restaurant level financial performance, human and capital resource allocation, asset impairments and /or restaurant closures are two: Restaurant operating profit and Restaurant level EBITDA (which is a definitional substitute used to identify restaurant level cash flow defined as restaurant profitability plus depreciation and amortization expense).

In light of FR-65 and the related interpretive guidance provided by the staff dated June 13, 2003 on non-GAAP reporting, we believe that the only measure of performance on a segment basis as reported in MD&A (page 27) should be limited to the GAAP measure of profitability as reported in the notes to the consolidated statements for segment reporting. Any other measures of performance on a segment basis should not be provided. ....Please revise to delete the non-GAAP (EBITDA) measure, as currently presented in your disclosure.

Registrant’s response –We strongly believe that MD&A, in order to be helpful to the reader’s understanding of our business, should include some of the same information management uses to assess performance and make resource allocations. We have tried in MD&A to include some of that flavor, especially in the 2006 forecast of operating cash flow, which we have erroneously characterized as “EBITDA”. However, we understanding your comments and will make appropriate changes in the MD&A as per the attached amendment labeled Exhibit Two, which we propose to file within 10 day from the date of this letter.
Contractual Obligation and Commitments, page 46 & 47
3.	We note from your response to our comment 4 in your letter dated June 21, 2004 that you agreed to include a footnote to your table of contractual obligations and commitments which provided disclosure of your estimated cost over the term of the Development Agreement of the now 14 new restaurant openings required. We note that you did not comply with this comment in your filing. Therefore, we re-issue our comment and ask that you include the above disclosure.
Registrant’s response –We erroneously did not include the statement in our footnote on contingencies and commitments as we had intended. Thank you for calling this oversight to our attention. We will include the following in our footnote amendment as further described in Exhibit Three-

“Not included in the above amounts are new restaurant development capital commitments to build 7 additional new TGI Friday’s restaurants through 2009 Although the cost to build can vary greatly depending on many factors and financing scenarios, at an estimated cost of $2.8 million for each new location our future capital commitments under our development agreements are estimated as follows:
2007 $5.6 million
2008 $5.6 million
2009 $8.4 million”
4.	From disclosure in Item 1 (TGI’s Re-image and Improvement Program) on page 17, we note that the total expected cost of the remodel campaign for TGI Friday’s is estimated to be $20-$30 million.....In this regard, please describe the significant contractual terms of this obligation, the estimated costs to complete the remodel and improvement plan (including the period(s) such costs will be incurred and the plan completed) as well as the reason(s) these costs are excluded from the table.
Registrant’s response The requirements in Item 303(a)(5) regarding purchase obligations require disclosure of binding and legally enforceable obligations. Our financial obligations under the TGI Friday’s restaurant re-imaging program are not specifically enforceable. That is to say, if we do not make the re-image capital improvements, our Franchisor cannot compel us to incur a cash obligation to build or modify any restaurants. The key remedies to our Franchisor available upon our non-compliance assuming their request is determined to be reasonable in the spirit of the franchise agreement are (i) for them to remove our exclusivity to develop in our exclusive territory, (ii) declare a default of our franchise agreement or (iii) an undefined financial penalty based upon the number of restaurants we do not modify or build. The Franchisor cannot require us to incur the cash cost to build/ modify a restaurant, especially if it will cause us to violate a covenant under our debt facility (which limits our annual capital expenditures to $15 million).

In addition, we had not yet begun the re-imaging program at the time of filing of the Form 10-K. We do not have certainty of the actual amounts to complete the re-imaging of the restaurants, the actual number of restaurants that will need to be remodeled, or the timeframe in which we reasonably expect to incur such costs.

We believe the commitments under the re-imaging program do not meet the legally binding obligation criteria because they are not specifically enforceable and are therefore not required to be included in the required table.

However, to provide enhanced disclosure we will add the following footnote to this table in our amended filing as further described in Exhibit Three:
     “In addition to the amounts listed in the above table, we will require $20 to $30 million over the next few years to complete the TGI Friday’s image revitalization program for our existing locations. The capital available for this program, if available, is subject to the limitations imposed upon us by our new bank financing, which limits our annual capital expenditures for all asset additions and replacements to $15 million. Our current plans include completing the initial four remodels in 2006 at an aggregate cost of approximately $2.0 million. We are unable to predict the number and timing of additional remodels at this time.”
Item 9A. Control and Procedures, page 48
5.	Please furnish the information required by item 308 C of Regulation S-K.

Registrant’s response- We will include the following disclosure in our amended filing, which we propose to file within 10 days from the date of this letter, as further described in Exhibit Four.
     “During the fiscal quarter ended December 26, 2005, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Index to Consolidated Financial Statements
Note 1. Organization and Basis of Presentation
Use of Estimates, page F-8
6.	Please expand the disclosure for self insurance reserves to disclose when estimated costs are accrued (e.g. probable and reasonably estimable). In addition, your policy should also specifically address the accounting treatment for claims incurred but not yet reported as well as reported claims.

Registrant’s response –We will add the following in our amended filing as shown in Exhibit Two, Critical Accounting Policies No. (3) and Note 1. Organization and Basis of Presentation, Use of Estimates (page F-8) No. (3):
     “(3) We use an actuarial-based methodology, utilizing our historical experience factors, estimates about future events, and the experience of our third party administrators and actuary, to establish estimated self-insurance reserves for workers compensation and general liability claims and settlements. Estimated total costs for a policy year (July to June) are accrued on a monthly basis, and include the consideration of adverse developments of known claims, as well as amounts for claims incurred but not yet reported. Progress against this annual estimate is re-evaluated and adjusted on a quarterly basis based upon actual claims data provided to us each quarter from our third party insurance claims administrators and actuary. Our self-insured retentions are $50,000 each per occurrence for general liability and workers compensation claims.”
Note 2 — Significant Accounting Policies and Procedures
Property and Equipment, page F-10
7.	We note from your disclosure that leasehold improvements are depreciated over the shorter of the estimated life of 20 years or the lease term plus option periods where failure to renew results in economic penalty. Please tell us whether, under your lease agreement(s), you have an asset retirement obligation related to cost associated with removing property or leasehold improvements subject to retirement from facilities on lease properties. If so, tell us how you considered paragraph 5(j) of SFAS No. 13 and SFAS No. 143 in your accounting. In addition, please provide note disclosures concerning the accounting treatment and impact upon adoption of FIN 47 (an interpretation of SFAS No. 143) that will occur in the first quarter of fiscal 2006.

Registrant’s response –None of our leases require us to remove any of the assets at lease termination. If the lease agreement is terminated earlier than its original term, none of the lease agreements require us to remove any assets or leaseholds. Accordingly, we do not have an asset retirement obligation.

Goodwill, page F-11

8.	We note from your disclosure that during 2004 you wrote off $430,000 in allocated goodwill associated with the closure of a TGI Friday’s restaurant and $50,000 of the purchase of the franchise territory rights related to the closure of this location. Please explain to us why these amounts are not reflected in your total impairment charges table on page F-16 and tell us within what line item in your statement of operations are these charges classified under. We may have further comment upon receipt of your response.

Registrant’s response –The table on page F-16 reflects the amounts included in “Impairment and Other Charges”, which is an expense item in our statement of operations. The 2004 write-off of the goodwill ($430,000) and the franchise territory rights ($50,000) discussed in the footnote on F-11 were not charged to expense account, since we were reimbursed for these assets by the property landlord in connection with the landlord’s buyout of our lease. Accordingly, these two amounts should not be included in the table on page F-16.

Segment Reporting, page F-13

9.	As part of your segment disclosure, please provide segment assets as required by paragraph 25(b) of SFAS No. 131. Additionally revise your financial statements to provide all disclosures required by paragraph 32 of SFAS No. 131. Additionally provide the segment in which your impaired long-lived asset (asset group) is reported under SFAS No. 131. See paragraph 26(d) of SFAS No. 144 for guidance.
Registrant’s response –We continue to feel very strongly that we do not meet the logical criteria for preparation of all the information required by SFAS No. 131. We continue to believe in our position enumerated in past correspondence with the Staff and replicate some of our comments:

“All of our restaurants (regardless of concept) operate in the full service casual dining restaurant industry. Generally, each of our restaurants offers similar food items and alcoholic beverages, within generally similar price points. Our customer demographics are also very similar for all of our brands. We prepare discrete financial information for each restaurant and combine information for all such restaurants within a brand. Our management decisions covering investment capital and the allocation of human capital are all made by brand.

Each of the four brands are in different stages of its life cycle (Friday’s brand is nearly 40 years old; Bamboo, Redfish and Cooper’stown are between 5 and 10 years old) and have significantly differing investments of marketing resources available to it. These factors account for the majority of the different economic results between brands. However, within these life cycles and considering the marketing spending, the majority of the operating and financial expectations are reasonably similar. After careful consideration of all these factors, we believe we can aggregate these brand-based operating segments into one reporting segment and that level is appropriate.

In addition, we believe none of the criteria of paragraph 18 of SFAS No. 131 applies or would require a different segmentation disclosure that would be meaningful to investors.”

However, we have provided segmentation information which we believe more accurately provides the reader with the necessary additional insight to our brand operations and, at your suggestion, we will add information in our amended filing about the investment in fixed assets related to each of the restaurant brands where we supplied segmented footnote information as shown in Exhibit Five.
* * * * * * * * *
Please do not hesitate to call Michael Garnreiter, Chief Financial Officer, at (602-852-9012) or Brian Blaney of Greenberg Traurig, LLP at (602-445-8322) should you require any additional information.
Sincerely,
/s/ Bill Shrader
Bill Shrader
President and Chief Executive Officer
Main Street Restaurant Group, Inc.
/s/ Michael Garnreiter
Michael Garnreiter
Executive Vice President and Chief Financial Officer
Main Street Restaurant Group, Inc.

EXHIBIT ONE
ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA
     The following table sets forth selected consolidated financial data for our company for the periods indicated. The selected consolidated financial data for each of the five fiscal years in the period ended December 26, 2005, has been derived from our consolidated financial statements which have been audited by (1) KPMG, LLP, our former independent accountants, for the fiscal year ended December 31, 2001 and (2) Mayer Hoffman McCann P.C., our current independent registered public accountants, for each of the four fiscal years in the period ended December 26, 2005.
     This data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and the notes thereto and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Report.

	Fiscal Years Ended
	(in thousands, except for per share amounts)
	Dec. 26,	Dec. 27,	Dec. 29,	Dec. 30,	Dec. 31,
	2005	2004	2003	2002	2001

Statement of Operations Data:
Revenue	$239,729	$224,751	$224,494	$220,151	$211,823

Total other restaurant operating expenses	222,000	208,341	209,357	204,247	192,704

Operating income (loss)	(2,423)	4,747	(1,454)	(3,491)	2,921

Net income (loss)(1)(2)	$(7,796)	$953	$(2,144)	$(8,750)	$(259)

Diluted earnings per share:
Net income (loss) (1)(2)	$(0.48)	$0.07	$(0.15)	$(0.62)	$(0.01)
Weighted average shares outstanding — diluted	16,321	14,649	14,179	14,105	14,048

Balance Sheet Data:
Working capital (deficiency)	$(18,069)	$(19,701)	$(17,946)	$(15,822)	$(8,135)
Total assets	99,409	103,172	106,207	112,395	112,462
Long-term debt, net of current portion	34,902	42,232	47,869	51,998	47,232
Stockholders’ equity	28,949	29,285	28,124	28,816	39,686

(1)	Fiscal 2005, 2004, 2003, and 2002 include a charge of $939,000, $80,000, $270,000, and $46,000, respectively, for early extinguishment or refinancing of debt.

(2)	Fiscal 2002 includes a full valuation allowance against deferred tax assets.
Quarterly Results of Operations (Unaudited)
     The following table presents unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 26, 2005. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Fiscal Quarter Ended
	(In thousands, except per share amounts)
	2005				2004
	Dec. 26	Sept. 26	June 27	Mar. 28	Dec. 27	Sept. 27	June 28	Mar. 29
Revenue	$57,507	$59,120	$61,670	$61,432	$52,218	$54,845	$56,610	$59,079
Total Restaurant Operating Expenses	53,601	55,578	56,518	56,302	50,449	51,019	52,554	54,319
Income (loss) before income taxes (1)(2)	(10,368)	(346)	1,550	1,571	(1,113)	179	870	1,129
Net income(loss) (1)(2)	$(10,570)	$(236)	$1,550	$1,461	$(1,113)	$117	$820	$1,129

Net income (loss) per share before income taxes (1)(2)	$(0.60)	$(0.02)	$0.10	$0.11	$(0.08)	$0.01	$0.06	$0.08
Net income (loss) per share (1)(2)	$(0.61)	$(0.01)	$0.10	$0.10	$(0.08)	$0.01	$0.06	$0.08

(1)	Fourth quarter fiscal 2005 and 2004 include asset impairment charges and other and lease termination fees of $6,867,000 and $1,385,000, respectively, including an allocation of goodwill in fiscal 2005 of $1,000,000.

(2)	Fourth quarter fiscal 2005 includes $1,366,000 in interest expense related to the write-down of our swap agreements ($939,000) and the write-off of deferred financing fees ($427,000) associated with the refinancing of debt as discussed in Note 2 and Note 5 to our financial statements.

EXHIBIT TWO
ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
EXECUTIVE SUMMARY
Background
          We commenced our restaurant operations in May 1990 with the acquisition of four TGI Friday’s restaurants in Arizona and Nevada. During the past 15 years, we have grown through acquisitions and development of new restaurants in four brands. We currently own 70 restaurants.
          During 2004, we opened one new Bamboo Club “Asian Bistro” restaurant in Fairfax, Virginia, and we closed two California TGI Friday’s locations, Oakland and Salinas, where we made the decision not to renew the lease. In addition, we recorded charges in the fourth quarter for (i) the further write-down of the value of land held for sale in El Paso, Texas by $200,000, (ii) the impairment of assets in the amount of $310,000, and the estimated one-time lease termination fees of $875,000 covering three Bamboo Club locations, two of which have operating restaurants, Newport, Kentucky and Aventura, Florida, and one lease in Columbus, Ohio where we did not build a restaurant. We paid $575,000 in lease termination fees on two of these locations.
          During 2005, we opened two new TGI Friday’s restaurants, one in Surprise, and the other in North Phoenix (Happy Valley), Arizona, and reacquired a TGI Friday’s in Omaha, Nebraska that we previously owned. We also closed two Bamboo Club locations, one in Newport, Kentucky and the other in Aventura, Florida early in the year. Additionally, we entered into a lease termination and accrued $250,000 in lease termination fees to close a third Bamboo Club restaurant in Fairfax, Virginia. In January 2006, we paid the lease termination fees and closed this restaurant.
          During 2005, we recorded charges for (i) non-cash asset impairment charges and other of $5,617,000, including asset impairments for four underperforming restaurant locations, one of which was closed in January 2006, (ii) an allocation of $1,000,000 of goodwill related to those restaurants, (iii) $250,000 in lease cancellation charges related to the restaurant that we closed in January 2006 (paid in cash in January 2006), and (iv) a non-cash provision of $1,500,000 for the estimated settlement of a lawsuit, included in general and administrative expenses. In addition, included in interest expense, we recorded a write-off of $427,000 for deferred financing fees and $939,000 related to the write-down of our interest rate swaps, both of which were non-cash costs associated with the debt refinancing and new debt revolving line of credit.
Economic Overview
          We conduct business in the casual dining restaurant industry and the operating performance of our restaurants is directly and heavily influenced by the overall state of the national and local economies where our restaurants are located. When overall economic conditions negatively impact the financial performance of an individual restaurant, we periodically consider all of the factors influencing that restaurant, such as operational efficiencies, local demographic changes, local construction activity, competition, and other related factors. We then assess the prospect that we can improve both the short-term and long-term financial results, at least to a level sufficient to recover our investment in the leasehold improvements and equipment assets. There have been and likely will continue to be situations where we will make the decision that an asset is impaired and a write-down is required even when overall economic conditions are strong.
          Same Store Sales
          We measure and report same store sales only on a full company basis, for stores that have been open for at least 18 months. Our same store sales increases or decreases by quarter are as follows:
Same Store Sales

Year	Annual	First Qtr	Second Qtr	Third Qtr	Fourth Qtr
2005	7.7%	6.3%	10.8%	8.5%	5.0%
2004	2.4%	5.0%	(1.6)%	1.3%	4.2%
2003	1.1%	1.2%	(1.2)%	2.3%	1.4%
2002	0.4%	2.4%	1.5%	(3.6)%	(0.8)%
          Asset Impairments and Write-Offs
          The vast majority of our TGI Friday’s restaurants have performed well; thus, we have experienced a limited number of asset impairments in recent years. As the local and national economies strengthen and our financial performance improves or remains strong, the overall judgment about asset impairment write-downs, for all of our brands, becomes easier; when the economy weakens, this judgment is made more difficult.
          In the last five years we have opened 11 new Bamboo Club restaurants. Financial results have been substantially below our original expectations, primarily as a result of the timing of when we opened these restaurants, the state of the weak national economy, and certain real estate specific locations that have proven difficult. Three of these locations, in Newport, Kentucky, Aventura, Florida, and Fairfax, Virginia, have performed significantly below our expectations, due in part to what we now believe to be poor real estate location decisions. Each of these three locations has been closed as of January 2006. Other Bamboo Club locations continue to perform below our expectations at levels that require the recording of asset impairment charges. In some cases, negotiations with the property landlord about lease or rent modifications are ongoing.
          In the future and for many business reasons, we may vacate operating properties of any brand where we have a long-term lease obligation. Any such vacating of property will likely require us to pay fees and costs, which are likely to be material.
          Employee-related Insurance Costs and Wage Expense
          Another major cost category for us is employee-related insurance costs, such as health care and workers compensation benefits. We self-insure for the majority of the risks associated with these costs and we purchase excess insurance for situations where the individual cases become very costly. Each mid year and again at year end, with the assistance of our insurance actuaries, we evaluate the actual claims history to (i) predict the estimated total costs to accrue for the upcoming year, and (ii) to evaluate the level of accruals for prior years’ open claims. As claims mature, we are provided with better information and insight about the likely ultimate outcomes and can better estimate the ultimate liability for any given year. However, this judgment can impact the amount of accruals actually needed as compared to previous amounts recorded, and any shortfall or excess can be material.
          In addition, 31 of our 70 restaurants are located in California. California does not permit us to reduce the minimum wage that we are required to pay to our wait staff by the amount of tips and gratuity they receive from our customers. This tip credit practice is permitted in most other states in which we operate. This condition results in a significantly higher level of wages paid to our employees in California compared to the other 12 states in which we operate. This condition also impacts worker compensation benefits and our costs in California. We estimate that our workers compensation cost for each claim in California is more than double the cost we experience in other states.
          Brand Economics
          General
          All of our restaurants operate in the casual dining sector of the restaurant industry. However, because of each brand’s age and relative business maturity, and because of differing levels of marketing and brand recognition, each brand currently has somewhat different economic results. We do not allocate any cost of capital or general and administrative cost directly to the restaurants.
          Restaurant level operating profit (ROP) includes all restaurant-specific revenues and direct costs of operations, including royalties and marketing costs paid to Carlson on behalf of the TGI Friday’s brand. Restaurant level cash flow represents restaurant level operating profit plus depreciation and amortization.
          The following tables reflect TGI Friday’s and Bamboo Club brand financial data only (Redfish Bar and Grill and Alice Cooper’stown represent less than 10% of total revenue):
          TGI Friday’s Brand
          The TGI Friday’s brand is over 40 years old and yet remains very widely recognized and accepted. In spite of its age, it and has been very resilient against its increasingly tough competition (dollar amounts in thousands):

	2005	2004
Brand Revenues	$203,800	$188,538
Restaurant Level Operating Profit	$19,656	$16,527
Restaurant Level Cash Flow*	$26,337	$22,844
Cash Flow as % of Revenue	12.9%	12.1%
Average Number of Restaurants	53.6	53.0
Average Annual Unit Volumes	$3,802	$3,557

*	Cash Flow is defined as Restaurant Level Operating Profit (ROP) plus store-level depreciation and amortization.

          Bamboo Club Brand
          The Bamboo Club concept is significantly less mature than our TGI Friday’s brand and the marketing and advertising support is dramatically lower. Of our 11 locations at December 26, 2005, nine have been built and opened in the last four years, and two locations have significantly under performed our expectations. Our original expectation was that a restaurant achieved sales maturity within six to eight months, but we have found that it takes much longer. We now believe two years is a more appropriate estimation period to achieve maturity. Additionally, costs are higher, especially for labor, in the initial two-year period as a restaurant adjusts to its local market conditions and customer expectations (dollar amounts in thousands);

	2005
			Cash
	Sales	ROP	Flow	# of Locations
Closed Locations (a)	$1,600	$(1,400)	$(1,100)	3
Arizona and Florida	18,600	200	1,400	7
Other Markets (b)	5,800	(1,300)	(800)	3

Brand Totals	$26,000	$(2,500)	$(500)

(a)	Represents the 2005 operating activities of restaurants closed in 2005 (Newport, Kentucky and Aventura, Florida) and early 2006 (Fairfax, Virginia). Does not include any asset write-off or lease termination payments for these locations.

(b)	Other markets represent restaurants located in Novi, Michigan; King of Prussia, Pennsylvania; and Raleigh, North Carolina.
* Restaurant level cash flow represents restaurant-level Restaurant Operating Profit (ROP) plus restaurant-level depreciation and amortization.
Long-Term Debt
          We are a highly leveraged company. Our long-term debt of approximately $38 million at December 26, 2005 is held by three principal lenders. We expect to pay interest on this debt of $4.0 million in 2006 and we expect to pay down principal by at least $3.3 million. Interest rates have increased significantly in the last year. If interest rates continue to rise in 2006, our annualized interest expense will increase by approximately $380,000 for each one percentage point increase in short-term interest rates (as measured by LIBOR). As a result of the impact of our swap agreements, approximately 63% of our loans are tied to variable interest.
          In addition, we have two interest rate swaps, with notional amounts of $18,627,468, whose value or obligation changes with the change in long-term interest rates. On October 31, 2005, we refinanced the debt associated with our interest rate swaps (see Note 5 to our financial statements for details regarding refinance) and “hedge accounting” no longer applies although the swaps remain in place. As a result, we recorded the fair value of the obligation of approximately $939,000 as an expense in the fourth quarter of 2005. In the future, we will record market changes in the value or obligation on these swaps as additional income or expense, directly in our statement of operations.

Sale of Assets
          We consider selling operating or other assets from time to time, and we have an active program of reviewing our options and opportunities on a regular basis. We may enter into a transaction to sell non-strategic assets, or as part of a program to raise cash. We may sell these assets at either a gain or loss and this gain or loss could be material. There were no asset sale transactions in 2005.
Outlook 2006
          A number of factors serve as the basis for optimism for 2006: (i) 2005 saw a strong economic rebound demonstrated by strong increasing same store sales, and the national economy shows positive signs so far in early 2006; (ii) the 2006 TGI Friday’s advertising campaign; and (iii) we plan to open four to six new TGI Friday’s restaurants in 2006 in our strong markets of Southern California, Nevada, and Arizona. We expect a level of cash flow which should allow us to meet all of our obligations as they come due and to provide sufficient cash flow to pay our debt obligations of principal and interest, to comply with our debt covenants, to build four to six restaurants, to remodel four to ten of our existing TGI Friday’s locations, and to provide our stores with routine capital equipment replacement needs.
Critical Accounting Policies
          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires a company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.
          We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective, or complex judgments form the basis for the accounting policies deemed to be most critical to our operations. These critical accounting policies relate to the valuation and amortizable lives of long-lived assets, goodwill, and other identifiable intangible assets, valuation of deferred tax assets, and reserves related to self-insurance for workers compensation and general liability and reserves related to litigation:
     (1) We periodically perform asset impairment analysis of long-lived assets related to our restaurant locations, goodwill, and other identifiable intangible assets. We perform these tests whenever we experience a “triggering” event, such as a decision to close a location or a major change in a location’s operating environment, or other event that might impact our ability to recover our asset investment. Also, we have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that are not meeting expectations are identified and continue to be watched closely throughout the year. Primarily in the fourth quarter, we review actual results and analyze budgets for the ensuing year. If we deem that a location’s results will continue to be below expectations, we analyze alternatives for its continued operation. At that time, we perform an asset impairment test. If we determine that the asset’s fair value is less than book and we will be unable to recover the value through operations, we record an impairment charge. Upon an event such as a formal decision to close a restaurant we may record additional impairment of assets, including an allocation of goodwill, and may also incur a cash cost to terminate a lease. Any carryover basis of assets is depreciated over the respective remaining useful lives.
     (2) Periodically, we record (or reduce) the valuation allowance against our deferred tax assets to the amount that is more likely than not to be realized based upon recent past financial performance, tax reporting positions, and expectations of future taxable income. We expect to continue to record a full valuation allowance on any future tax benefits until we sustain profitable operations.
     (3) We use an actuarial-based methodology, utilizing our historical experience factors, estimates about future events, and the experience of our third party administrators and actuary, to establish estimated self-insurance reserves for workers compensation and general liability claims and settlements. Estimated total costs for a policy year (July to June) are accrued on a monthly basis, and include the consideration of adverse developments of known claims, as well as amounts for claims incurred but not yet reported. Progress against this annual estimate is re-evaluated and adjusted on a quarterly basis based upon actual claims data provided to us each quarter from our third party insurance claims administrators and actuary. Our self-insured retentions are $50,000 each per occurrence for general liability and workers compensation claims.
     (4) We currently use the method of accounting for employee stock options allowed under APB Opinion No. 25 and have adopted the disclosure provisions of SFAS No.123, which require pro forma disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation. The Financial Accounting Standards Board (“SFAS”) issued Statement of Financial Accounting Standards 123-revised 2004 (“SFAS 123R”) “Share-Based Payment” which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. The accounting provisions of SFAS 123R are effective for reporting periods beginning after June 15, 2005.
          We have adopted the provisions of SFAS 123R effective December 27, 2005, the beginning of our fiscal year. Based on the options previously granted and unvested, we expect to record estimated stock compensation expense of approximately $400,000 in 2006.
     (5) We are from time to time the subject of complaints or litigation from guests alleging food-borne illness, injury, or other food quality, health, or operational concerns. We may be adversely affected by publicity resulting from such allegations regardless of whether such allegations are valid or whether we are liable. We are also subject to complaints or allegations from former or prospective employees from time to time. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business. We record estimated reserves when a loss becomes probable and we are able to reasonably estimate the amount of the loss.
          We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.

MAIN STREET RESTAURANT GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION AND BASIS OF PRESENTATION
          Main Street Restaurant Group, Inc. is a Delaware corporation engaged in the business of acquiring, developing, and operating restaurants. We currently own 55 TGI Friday’s restaurants, 10 Bamboo Club restaurants (as of February 1, 2006), four Redfish Grill and Bar restaurants, and one Alice Cooper’stown restaurant.
     (a) Principles of Consolidation
          The consolidated financial statements include the accounts of Main Street Restaurant Group, Inc. and our wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation. All references herein refer to our company and our subsidiaries.
     (b) Fiscal Year
          We operate on a fiscal year that ends on the Monday on or before December 31.
     (c) Use of Estimates
          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires a company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.
          We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective, or complex judgments, form the basis for the accounting policies deemed to be most critical to our operations. These critical accounting policies relate to the valuation and amortizable lives of long-lived assets, goodwill, and other identifiable intangible assets, valuation of deferred tax assets, and reserves related to self-insurance for workers compensation and general liability and reserves related to litigation:
     (1) We periodically perform asset impairment analysis of long-lived assets related to our restaurant locations, goodwill, and other identifiable intangible assets. We perform these tests whenever we experience a “triggering” event, such as a decision to close a location or a major change in a location’s operating environment, or other event that might impact our ability to recover our asset investment. Also, we have a policy of reviewing the financial operations of our restaurant locations on at least a quarterly basis. Locations that are not meeting expectations are identified and continue to be watched closely throughout the year. Primarily in the fourth quarter, we review actual results and analyze budgets for the ensuing year. If we deem that a location’s results will continue to be below expectations, we analyze alternatives for its continued operation. At that time, we perform an asset impairment test. If we determine that the asset’s fair value is less than carrying value and we will be unable to recover the value through operations, we record an impairment charge. Upon an event such as a formal decision for abandonment (restaurant closure), we may record additional impairment of assets, including an allocation of goodwill. Any carryover basis of assets is depreciated over the respective remaining useful lives.
     (2) Periodically, we record (or reduce) the valuation allowance against our deferred tax assets to the amount that is more likely than not to be realized based upon recent past financial performance, tax reporting positions, and expectations of future taxable income. We expect to continue to record a full valuation allowance on any future tax benefits until we sustain profitable operations.
     (3) We use an actuarial-based methodology, utilizing our historical experience factors, estimates about future events, and the experience of our third party administrators and actuary, to establish estimated self-insurance reserves for workers compensation and general liability claims and settlements. Estimated total costs for a policy year (July to June) are accrued on a monthly basis, and include the consideration of adverse developments of known claims, as well as amounts for claims incurred but not yet reported. Progress against this annual estimate is re-evaluated and adjusted on a quarterly basis based upon actual claims data provided to us each quarter from our third party insurance claims administrators and actuary. Our self-insured retentions are $50,000 each per occurrence for general liability and workers compensation claims.
     (4) We use the method of accounting for employee stock options under Accounting Principles Board (APB) Opinion No. 25 and have adopted the pro forma disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, which require disclosure of the impact of using the fair value at date of grant method of recording stock-based employee compensation. We adopted the requirements of SFAS 123(R) effective December 27, 2005, the beginning of our 2006 fiscal year.
     (5) We are from time to time the subject of complaints or litigation from guests alleging food-borne illness, injury, or other food quality, health, or operational concerns. We may be adversely affected by publicity resulting from such allegations regardless of whether such allegations are valid or whether we are liable. We are also subject to complaints or allegations from former or prospective employees from time to time. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business. We record estimated reserves when a loss becomes probable and we are able to reasonably estimate the amount of the loss.
          We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.
(e) New Accounting Pronouncements
     On October 6, 2005, the FASB issued Staff Position No. 13-1 (“FSP 13-1”), Accounting for Rental Costs Incurred During a Construction Period. Generally, the staff position requires companies to expense rental costs incurred during a construction period. We are required to adopt FSP 13-1 in our fiscal year beginning December 27, 2005. We adopted FSP 13-1 on December 27, 2005, the beginning of our fiscal year. The adoption of this staff position did not have a material impact on our results of operations or financial position.
          In December 2004, the Financial Accounting Standards Board (“FASB”) enacted Statement of Financial Accounting Standards 123-revised 2004 (“SFAS 123R”), “Share-Based

Payment” which replaces Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees.” SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. We are required to adopt SFAS 123(R) with our fiscal period beginning December 27, 2005. See note 2 in our Notes to Consolidated Financial Statements for the pro forma net income and net income per share amounts, for fiscal 2003 through fiscal 2005, as if we had used a fair-value-based method similar to the methods required under SFAS 123(R) to measure compensation expense for employee stock incentive awards.

EXHIBIT THREE
Contractual Obligations and Commitments:
     We lease all of our restaurants under operating leases, with initial terms ranging from 10 to 20 years, with various renewal options of 10 to 20 years. Our future debt, lease, and purchase obligations are summarized by year as follows (in thousands):

		Less than	One to three	Three to five	Greater than
	Total	one year	years	years	five years

Debt Maturities	$38,285	$3,383	$7,660	$9,017	$18,225
Minimum Lease Commitment	162,180	12,981	27,031	26,673	95,493

Purchase Commitments	16,800	11,200	5,600	—	—

Total	$217,265	$27,564	$40,291	$34,535	$106,310

     Minimum lease commitments represent operating leases on our restaurant locations. We have no other off-balance sheet financings. A default under a lease agreement could result in damages or the acceleration of amounts due under the lease. Total purchase commitments included in the above table represent the estimated construction costs for the four to six new TGI Friday’s restaurants we have contracted to open in 2006.
     Not included in the above amounts are new restaurant development capital commitments to build 7 additional new TGI Friday’s restaurants through 2009. Although the cost to build can vary greatly depending on many factors and financing scenarios, at an estimated $2.8 million for each new location our future capital commitments under our development agreements are estimated as follows:
2007 $5.6 million
2008 $5.6 million
2009 $8.4 million
     We believe that our current resources, debt capacity, and expected cash flows from operations will be sufficient to fund our capital needs and debt maturities during the next 12 months. Prolonged future adverse geopolitical conditions, oil prices, and economic conditions could have a material adverse effect on our financial capabilities.
     In addition to the amounts listed in the above table, we will require $20 to $30 million over the next few years to complete the TGI Friday’s image revitalization program for our existing locations. The capital available for this program, if available, is subject to the limitations imposed upon us by our new bank financing, which limits our annual capital expenditures for all asset additions and replacements to $15 million. Our current plans include completing the initial four remodels in 2006 at a aggregate cost of approximately $2.0 million. We are unable to predict the number and timing of additional remodels at this time.

EXHIBIT FOUR
ITEM 9A. CONTROLS AND PROCEDURES
     Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of our disclosure controls and procedures, which included inquires made to certain other of our employees as of December 26, 2005. Based on their evaluations, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective and sufficient to ensure that we record, process, summarize, and report information required to be disclosed by us in our periodic reports filed under the Securities Exchange Act within the time period specified by the Securities and Exchange Commission’s rules and forms.
     During the fiscal quarter ended December 26, 2005, there was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

EXHIBIT FIVE
Segment Reporting
     We have three operating segments that are managed based on our restaurant concepts: (i) TGI Friday’s, (ii) Bamboo Club, and (iii) Redfish and Alice Cooper’stown. SFAS No. 131 allows for aggregation of similar operating segments into a single reportable operating segment if the components are considered similar under certain criteria. The restaurants operate in the U.S. within the casual dining segment, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. As a result of the foregoing, we believe that our restaurants meet the criteria supporting aggregation of all restaurants into one reporting unit.
     However, because of each brand’s age and relative business maturity, and because of differing levels of marketing and brand recognition, each brand currently has somewhat different economic results. Also, we do not allocate any cost of capital or general and administrative cost directly to the restaurants.
     The following table reflects TGI Friday’s and Bamboo Club brand financial data only (Redfish Bar and Grill and Alice Cooper’stown represent less than 10% of total revenue):
Year ended December 26, 2005 (dollar amounts in thousands):

	TGI Friday’s	Bamboo Club
Brand Revenues	$203,800	$26,044
Restaurant Level Operating Profit (Loss)	$19,656	$(2,497)
Average Number of Restaurants	53.6	11.6
Average Annual Unit Volumes	$3,802	$2,245
Investment in Fixed Assets* (a)	$55,694	$16,992

*	This amount is net of asset impairment reserves and write offs of $5,562,496 in 2005.
Year ended December 27, 2004 (dollar amounts in thousands):

	TGI Friday’s	Bamboo Club
Brand Revenues	$188,538	$26,106
Restaurant Level Operating Profit (Loss)	$16,527	$(1,129)
Average Number of Restaurants	53.0	12.3
Average Annual Unit Volumes	$3,557	$2,122
Investment in Fixed Assets* (a)	$55,508	$24,291

*	These amounts are net of asset impairments and store closure costs of $752,241 and $1,185,076 for the TGI Friday’s and Bamboo Club brands, respectively.

(a)	Investment in fixed assets for each Brand represents the net book value of all assets and related Brand goodwill at the respective year end.